THE ALGER FUNDS II
360 Park Avenue South
New York, New York  10010

October 7, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Ashley Vroman-Lee

Re:                             The Alger Funds II (File Nos.: 811-1743, 33-98102)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds  II (the “Trust”), on or about October 14, 2016 we plan to file pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 64 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment will be marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 63 (“PEA 63”) to the Registration Statement filed with the SEC on August 15, 2016 pursuant to Rule 485(a)(1) under the Securities Act to  add Class Z Shares for each of Alger Green Fund and Alger Mid Cap Focus Fund (each, a “Fund” and together, the “Funds”).  The Amendment will include each Fund’s prospectus (the “ Prospectus”), a statement of additional information (“SAI”) for the Fund, and Part C, as did PEA 63.  The Prospectus will be incorporated into either a combined Retail or a combined Institutional prospectus with other funds in the Alger Family of Funds in a filing to be made pursuant to Rule 497 under the Securities Act.

Comments were provided by telephone to me by Ashley Vroman-Lee of the Staff on September 27, 2016.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  Page references in the responses to the Prospectus and SAI are to those filed as part of PEA 63.  Capitalized terms used but not defined herein have the meanings assigned to them in PEA 63.

FILING

1.                                      Staff Comment:  The Staff requested that we file a response as correspondence via EDGAR.

Response:  We are filing this response letter via EDGAR.

PROSPECTUS

Portfolio Turnover (page 2, page 7)

2.                                      Staff Comment:   Please explain supplementally why portfolio turnover is high.  Please consider including high portfolio turnover as a risk in the summary prospectus if it is a principal risk of the Funds.

Response:  As noted on page 13 of the Prospectus in response to Item 9(b)(2) and Instruction 7 to Item 9(b)(1),

Each Fund’s portfolio manager(s) may sell a stock when it reaches a target price, it fails to perform as expected, or other opportunities appear more attractive.  As a result of this disciplined investment process, each Fund may engage in active trading of portfolio securities.  If a Fund does trade in this way, it may incur increased transaction costs and brokerage commissions, both of which can lower the actual return on an investment.  Active trading may also increase short-term gains and losses, which may affect the taxes a shareholder has to pay.

Fred Alger Management, Inc.’s disciplined investment strategy resulted in a portfolio turnover rate of 16.85% for Alger Green Fund and 106.86% for Alger Mid Cap Focus Fund for the fiscal year ended October 31, 2015.  We do not consider high portfolio turnover to be a principal risk of the Funds.

Principal Investment Strategy (page 2, page 7)

3.                                      Staff Comment:   Please explain the choice of the Russell Mid Cap Growth Index and the S&P MidCap 400 Index to define the capitalization range for the Alger Mid Cap Focus Fund.  Please include the numbers of the range of each index in the response.

Response:  Alger Mid Cap Focus Fund currently utilizes two indexes to define the medium capitalization range: the Russell Mid Cap Growth Index and the S&P MidCap 400 Index.  Using two indexes to define the capitalization range allowed the Fund more flexibility with respect to its investment universe, and lessened the impact of variances in the capitalization range of either index.

At June 30, 2016, the capitalization of companies included in the Russell Mid Cap Growth Index ranged from $1.6 billion to $28.6 billion.

At June 30, 2016, the capitalization of companies included in the S&P MidCap 400 Index ranged from $887.4 million to $9.8 billion.

We note that these indexes are used to define the permissible range for securities purchased in compliance with the Fund’s 80% investment policy.

4.                                      Staff Comment:   Please confirm that investment in foreign securities or investment in emerging markets securities is not a principal investment strategy of the Funds.

Response:  We confirm that the Funds do not consider investment in foreign securities or investment in emerging markets securities to be a principal investment strategy of the Funds. As of June 30, 2016, each of Alger Green Fund and Alger Mid Cap Focus Fund had 1.60% of its assets in non-U.S. securities.

5.                                      Staff Comment:   Please include growth stock risk as a principal risk of the Funds.

Response:  We previously included a risk entitled “Investment Style Risk” in each Fund’s summary prospectus.  In response to this comment, we will rename the section describing the risks associated with investments in growth stocks “Growth Stocks Risk.”  The disclosure states:

Prices of growth stocks tend to be higher in relation to their companies’ earnings and may be more sensitive to market, political, and economic developments than other stocks,

making their prices more volatile.  An investment in the Fund may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment’s value.

6.                                      Staff Comment:   Please consider stating in Alger Mid Cap Focus Fund’s prospectus that “focus” means that the Fund will hold a smaller number of holdings.

Response:  We have made the requested change.  The strategy section now states, “As a focus fund, the Fund intends to invest a substantial portion of its assets in a smaller number of issuers.”

The risk disclosure states:

Less Diversified Portfolio Risk — the Fund may have a more concentrated portfolio than other funds, so it may be more vulnerable to changes in the market value of a single issuer and may be more susceptible to risks associated with a single economic, political or regulatory occurrence than a fund that has a more diversified portfolio.  The Fund may have substantial holdings within a particular sector, and companies in similar industries may be similarly affected by particular economic or market events.

Shareholder Information — Disclosure of Portfolio Holdings (page A-6)

7.                                      Staff Comment:  The Staff is concerned because they do not like selective disclosure of portfolio information.  The Prospectus states that certain information will be provided to shareholders who call to request it.  The Staff stated that requiring a phone call before providing disclosure makes the disclosure selective.  The Staff recommends that we post online any information provided to shareholders who requested information by telephone.

Response: We are restating our response to this comment from the correspondence we submitted to the SEC on behalf of The Alger Institutional Funds on July 27, 2016.

Investment Company Release 26287, dated December 11, 2003 (the “Release”) makes clear that the SEC’s mandate in amending Form N-1A was to make a fund’s practices with respect to disclosure of portfolio holdings clear, and to reinforce the fund’s and investment adviser’s obligations to prevent the misuse of material non-public information.   In 2003, the SEC proposed these new rules to prevent the “selective disclosure by some fund managers of their funds’ portfolio holdings in order to curry favor with large investors.”  The Release further states that the SEC does not want a fund’s disclosure policies to apply differently to different categories of investors, “including individual investors, institutional investors, intermediaries that distribute the fund’s shares, third-party service providers, and affiliated persons of the funds.”

The policy stated in the Fund’s Prospectus was drafted with the Release’s guidance in mind. By disclosing in the Prospectus what information we provide, and offering to provide it, or other specifically requested  information, to any shareholder who calls to request it, we are eliminating any advantage given to larger investors.  Our intent is to be anything but selective, because we are not making distinctions based on the level of investment.  Our understanding of the Release is that preference must not be given to larger investors in the provision of non-public information.  The selective nature of the disclosure that led to the adoption of the Release had less to do with the method of obtaining the information than a distinction in the access shareholders had to information based on asset levels.

We believe that listing all the different types of information we have been asked to provide to shareholders, and offering to make that same information available to any shareholder who requests it

(regardless of the nature of the shareholder or the level of the shareholder’s investment in the Fund) is the most transparent practice possible, and is not selective at all.

SAI

Investment Strategies and Policies — Master Limited Partnerships (page 15)

8.                                      Staff Comment:   The Staff requested that we confirm supplementally that investment in Master Limited Partnerships is not a principal investment strategy of the Funds, and noted that we should consider adding line items for current income expense and deferred income expense in the Fund Fees and Expenses table, if appropriate.  The Staff also suggested that we consider adding disclosure regarding the risks of investments in the energy sector, and that we confirm that our tax risk disclosure is current if the Funds invest in Master Limited Partnerships.

Response:  We confirm that investment in Master Limited Partnerships is not a principal investment strategy of either Fund.  On April 30, 2016, Alger Mid Cap Focus Fund held 1.4% of its assets in The Blackstone Group LP, a Master Limited Partnership.  On October 31, 2015, Alger Mid Cap Focus Fund was still Alger Analyst Fund, and it held The Blackstone Group LP, which constituted 1.2% of the Fund’s assets.  Alger Green Fund did not hold any investments in Master Limited Partnerships during the fiscal year ended October 31, 2015, or the semi-annual period ended April 30, 2016.

Should members of the Staff have any questions or comments regarding the Amendment, they can contact me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc: Hal Liebes, Esq.